UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2011
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
México, D.F. 01210

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Stock Listing Information
Mexican Stock Exchange
Ticker: KOFL

Coca-Cola FEMSA and Grupo Tampico reach an agreement to merge their bottling operations

Mexico City, Mexico – June 28, 2011 – Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL; NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”) , the largest public bottler of Coca-Cola products in the world in terms of sales volume, and Grupo Tampico S.A. de C.V. and its shareholders (“Grupo Tampico”), a diversified group with divisions in beverages, vehicle dealerships, plastics, services, logistics, real estate, and tourism, have agreed to merge Grupo Tampico’s beverage division, one of the largest family-owned bottlers in terms of sales volume in Mexico, with Coca-Cola FEMSA.

The merger agreement has been approved by both Coca-Cola FEMSA’s and Grupo Tampico’s Board of Directors and is subject to the completion of confirmatory legal, financial, and operating due diligence and to customary regulatory and corporate approvals, among them, the approval of The Coca-Cola Company and the Comisión Federal de Competencia, the Mexican antitrust authority. Coca-Cola FEMSA will call for an extraordinary shareholders meeting at which it will ask for the approval of this merger and request the amendment of the Company’s by-laws to increase the number of board members from 18 to 21. Such increase will create the flexibility to accommodate new shareholders in connection with this or any future transaction.

The aggregate enterprise value of this transaction is Ps. 9,300 million. As a result of the merger, Grupo Tampico will receive 63.5 million newly issued KOF series L shares at a value of Ps. 103.20 per share, calculated on the average closing price of the KOF series L share over the last twenty-five trading days prior to the announcement of this agreement. The number of shares could be adjusted within agreed upon thresholds pending the completion of the due diligence process. In addition, Coca-Cola FEMSA will assume Ps. 2,747 million in net debt.

As a part of this agreement, Mr. Herman Fleishman and Mr. Robert Fleishman, President and Vice President, respectively, of Grupo Tampico will serve on a rotating basis, as director and alternate director, on the Board of Directors of Coca-Cola FEMSA.

“We are proud that our family’s legacy and heritage is joining forces with the largest independent Coca-Cola bottler in the world. We are confident that combining our bottling operations with Coca-Cola FEMSA, a geographically diversified business with outstanding growth prospects and a talented management team, will provide benefits to the shareholders, suppliers and customers of Coca-Cola FEMSA and Grupo Tampico. We believe that the combined scale of our businesses, the contiguity of our territories, and our shared best practices will contribute to the creation of value for all of our shareholders. Additionally, we are pleased to serve on Coca-Cola FEMSA’s Board of Directors, allowing us to contribute our expertise to the decision-making process of the Company,” said Mr. Herman Fleishman.

“We are enthusiastic to partner with the first franchise in the Mexican Coca-Cola bottling system. This merger will reinforce our Company’s leadership position in Mexico and Latin America. The talented team of professionals at Grupo Tampico´s beverage division and their passion for execution will certainly enhance our joint operations’ go-to-market capabilities, strengthen our diversified portfolio of geographies, and enable us to create value for our shareholders. Henry and Robert Fleishman will continue to play an important leadership role within the Mexican Coca-Cola bottling system and we are honored to have them join our Board of Directors,” said Carlos Salazar Lomelin, Chief Executive Officer of the Company.

Grupo Tampico’s beverage division operates mainly in the states of Tamaulipas, San Luis Potosí, and Veracruz; as well as in parts of the states of Hidalgo, Puebla and Queretaro. Founded in 1912 by Mr. Leo Fleishman and his son Mr. Herman H. Fleishman as “La Pureza” bottling company in Tampico, Tamaulipas, it currently operates 4 bottling facilities and 25 distribution centers, serving more than

NYSE (ADR)
Ticker: KOF

Ratio of KOF L to KOF = 10:1

For Further Information:

Investor Relations

José Castro
jose.castro@kof.com.mx
(5255) 5081-5120 / 5121

Gonzalo García
gonzalojose.garciaa@kof.com.mx
(5255) 5081-5148

Roland Karig roland.karig@kof.com.mx
(5255) 5081-5186

Website:
www.coca-colafemsa.com

June 28, 2011	Page 1

Stock Listing Information
Mexican Stock Exchange
Ticker: KOFL

63,000 clients with nearly 4,200 employees. In 2011, Grupo Tampico’s beverage division is expected to sell approximately 154 million unit cases of beverages, generating approximately Ps. 4,400 million of net revenues.  In addition, on a 2011 estimated pro forma basis it is expected to generate EBITDA of Ps. 967 million.

Grupo Tampico’s beverage division and Coca-Cola FEMSA’s Mexican operations have combined sales volume representing approximately 45% of the Coca-Cola system’s volume in Mexico.

Seale & Associates, Inc. and White & Case S.C. acted as exclusive financial and legal advisors, respectively, to Grupo Tampico in this transaction.

Kuri Breña Sánchez Ugarte y Aznar acted as legal advisors to Coca-Cola FEMSA in this transaction.

CONFERENCE CALL INFORMATION

We invite you to participate in the conference call to announce the transaction, which will be held on Wednesday, June 29, 2011, at 12:00 A.M. Eastern Time (11:00 A.M. Mexico City Time).

The speakers of this call will be:

Mr. Herman Fleishman, President of Grupo Tampico

Mr. Robert Fleishman, Vice President of Grupo Tampico

Mr. Juan I. Haces, Chief Financial Officer of Grupo Tampico

Mr. Carlos Salazar, Chief Executive Officer of Coca-Cola FEMSA

Mr. Hector Treviño, Chief Financial Officer of Coca-Cola FEMSA and

Mr. Jose Castro, Head of Investor Relations of Coca-Cola FEMSA

To participate in the conference call, please dial: Domestic U.S.: 866-700-7477 or International: 617-213-8840. We invite investors to listen to the live audio cast of the conference call on the Company’s website, www.coca-colafemsa.com

If you are unable to participate live, an instant replay of the conference call will be available through July 6, 2011. To listen to the replay, please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 15161584.

❖ ❖ ❖

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias and part of the state of Minas Gerais) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, juices, teas, isotonics, beer and other beverages in some of these territories. The Company has 30 bottling facilities in Latin America and serves close to 1,600,000 retailers in the region.

Grupo Tampico’s beverage division produces and distributes Coca-Cola, Fanta, Sprite, Del Valle, and other trademark beverages of The Coca-Cola Company mainly in the states of Tamaulipas, San Luis Potosí and Veracruz, as well as in parts of the states of Hidalgo, Puebla and Queretaro in Mexico. Grupo Tampico’s beverage division was founded as “La Pureza” bottling company in Tampico, Mexico, and today operates 4 bottling facilities and 25 distribution centers in these territories, serving more than 63,000 clients.

NYSE (ADR)
Ticker: KOF

Ratio of KOF L to KOF = 10:1

For Further Information:

Investor Relations

José Castro
jose.castro@kof.com.mx
(5255) 5081-5120 / 5121

Gonzalo García
gonzalojose.garciaa@kof.com.mx
(5255) 5081-5148

Roland Karig roland.karig@kof.com.mx
(5255) 5081-5186

Website:
www.coca-colafemsa.com

June 28, 2011	Page 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: June 28, 2011